Exhibit 2 -- redacted KPMG letter

Telephone 973 467 9650
Fax 973 467 7930
Internet www.us.kpmg.com

April 2, 2007
Confidential Treatment of Limited Portions
Requested by Audible, Inc., pursuant to Rule 83

The Audit Committee of the Board of Directors
Audible, Inc.
1 Washington Park
Newark, New Jersey 07102

Gentlemen:

In planning and performing our audit of the consolidated financial statements of Audible, Inc. and subsidiary (collectively referred to as the “Company” or “Audible”) as of December 31, 2006, and for the year then ended, we considered internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements.  In conjunction with our audit of the consolidated financial statements, we also performed an audit of internal control over financial reporting in accordance with PCAOB Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.

Pursuant to the standards of the Public Company Accounting Oversight Board (United States), we are required to communicate all control deficiencies, significant deficiencies, and material weaknesses in internal control over financial reporting, identified during the audit of internal control over financial reporting, to management.  In addition, we are required to communicate all such significant deficiencies and material weaknesses to the audit committee.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.  A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective is not always met.  A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected by the entity’s internal control.  In connection with our audit of internal control over financial reporting of Audible, we noted the following control deficiencies that we consider to be significant deficiencies in internal control:

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY AUDIBLE, INC., PURSUANT TO RULE 83

Accounting for Retail Promotion Codes

The Company’s policies and procedures associated with retail promotion codes did not provide for a proper reconciliation of customer codes to certain vendor invoices and did not address the accounting for expiration of retail codes.  In addition, the review of the reconciliation relied upon to record the journal entry was not operating effectively, as an error from the third quarter reconciliation was not detected prior to the journal entry being recorded in the general ledger.

Accounting for Royalties

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Accounting for and Monitoring of Significant  Non – Routine Contracts

The Company’s policies and procedures did not provide for an adequate review of significant non-routine contracts to ensure proper accounting under U.S. GAAP.  Specifically, the Company did not properly account for rent holidays under the new operating lease agreement for the office space in Newark, NJ.  Additionally, while the Company did put in place a contract database in response to the material weakness on monitoring of contracts in the prior year, the review of the contract listing and sign-off of contract compliance and monitoring by responsible parties was not fully operational as of December 31, 2006.

Insufficient Accounting Personnel

While the Company did hire a new CFO near the end of fiscal 2006 in response to the material weakness noted during the prior year, the Company lacked sufficient accounting resources to address, communicate and remediate certain prior year material weaknesses and significant deficiencies on a timely basis. Further, the accounting personnel were not able to prevent new material weaknesses and significant deficiencies from occurring in fiscal 2006.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY AUDIBLE, INC., PURSUANT TO RULE 83

Accounting for Income Tax Provision

The Company’s policies and procedures did not provide for an adequate review of the SFAS 109 income tax provision, including the required disclosures.

Identification and Analysis of Withholding Tax

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Information Technology General Controls

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A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected by the entity’s internal control.  In connection with our audit of internal control over financial reporting of the Company, we noted the following control deficiencies that we consider to be material weaknesses:

Ineffective Execution of Non-Routine Contracts

The Company had inadequate policies and procedures to ensure that financial reporting risks associated with significant non-routine contracts were addressed at a sufficient level of detail so that financial and operating implications could be identified and appropriate actions could be taken to comply with the contracts on a timely basis. This deficiency resulted in the Company’s inability to determine revenue in accordance with the terms of a significant revenue contract.  As a result of this deficiency, there was more than a remote likelihood that a material misstatement of the Company’s annual or interim consolidated financial statements would not be prevented or detected.

Inadequate Financial Information and Communication

The Company did not have effective policies and procedures in place for finance personnel to adequately develop, validate and formally accept certain system-generated reports used in financial reporting. Such system-generated reports did not properly reflect certain customer concessions that were provided by customer service and other customer activities.  As a result of this deficiency, there were errors in consumer content revenue and deferred revenue in the Company’s 2006 consolidated financial statements and more than a remote likelihood that a material misstatement of the Company’s annual or interim consolidated financial statements would not be prevented or detected.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY AUDIBLE, INC., PURSUANT TO RULE 83

Ineffective Review of Account Analyses

The Company did not have policies and procedures to ensure adequate review of all significant account analyses and spreadsheets used to record journal entries. As a result of this deficiency, there were errors in operating expenses, accrued expenses and additional paid-in capital in the Company’s 2006 consolidated financial statements, on an interim and annual basis.  Also as a result of this deficiency, there was more than a remote likelihood that a material misstatement of the Company’s annual or interim consolidated financial statements would not be prevented or detected.

Inadequate Identification and Analysis of International Non-Income Tax Related Matters

The Company did not have adequate policies and procedures to identify and analyze the financial reporting implications associated with international non-income tax related matters.  This deficiency resulted in the Company’s inability to properly account for value-added tax liabilities in foreign jurisdictions.  As a result of this deficiency, there were errors in content revenue, current liabilities and accumulated deficit, which resulted in a material misstatement in the Company’s 2006 consolidated financial statements and more than a remote likelihood that a material misstatement of the Company’s annual or interim consolidated financial statements would not be prevented or detected.

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We also have identified other control deficiencies, which have been communicated to management in a report dated April 2, 2007.

This communication is intended solely for the information and use of the board of directors, audit committee, management, and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

cc: William H. Mitchell, CFO